UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68801

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Builder Advisor Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

770 Tamalpais Drive, Suite 401B
(No. and Street)

Corte Madera	California	94925
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jocyline Carrena	212-668-8700	jcarrena@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kevin Van Gorder_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Builder Advisor Group, LLC_____, as of __03/31_____, 2 _026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Signature: _kevin Van Gorder_____
1347FF4E7FFE42C...

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Builder Advisor Group, LLC

Annual Audit Report

March 31, 2026

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Builder Advisor Group, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200 *(925) 933-2626*
Walnut Creek, CA 94596 *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Builder Advisor Group, LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Builder Advisor Group, LLC's auditor since 2013.
Walnut Creek, California
June 4, 2026

Builder Advisor Group, LLC

Statement of Financial Condition
March 31, 2026

<u>**Assets**</u>

Cash	$	836,330
Accounts receivable		105,000
Other assets		5,673
Total assets	$	947,003

<u>**Liabilities and Member's Equity**</u>

Liabilities:

Accounts payable and accrued expenses	$	38,423
Deferred revenue		9,000
Total liabilities		47,423
Member's equity		899,580
Total liabilities and member's equity	$	947,003

The accompanying notes are an integral part of these financial statement.

Notes to Financial Statement
March 31, 2026

1. Organization and Description of Business:

Nature of Business:
Builder Advisor Group, LLC (the "Company") was formed as a California limited liability company on October 10, 2010. It is registered as a Broker-Dealer under the Securities Exchange Act of 1934 and became a member of FINRA and SIPC by March 2012.

The Company is owned by its sole member, Efficient Builder Technology Corporation (the "Member"), and is based in Corte Madera, California. In this structure, the Member is not liable for the Company's debts.

The Company is authorized to participate in firm commitment underwriting services, private placements, and merger and acquisition activities.

2. Summary of Significant Accounting Policies:

Basis of Presentation:
The accompanying financial statement has been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"), as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates:
The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the year reported. Actual results could differ from those estimates.

Concentration of Credit Risk:
Cash and cash equivalents consist of deposit accounts at two banks. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions. As of March 31, 2026, the amount in excess of the insured limits was $586,330. The net capital requirements are not impacted by amounts over the FDIC insurance limit.

Cash and Cash Equivalents:
The Company considers all demand deposits held at banks and certain highly liquid investments with original maturities of three months or less, excluding those held for sale in the ordinary course of business, to be cash equivalents. The Company had no cash equivalents as of March 31, 2026.

2. Summary of Significant Accounting Policies, Continued:

Accounts Receivable and Allowance for Expected Credit Losses:
The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, "Financial Instruments – Credit Losses (ASC 326)". ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine whether there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with fee and general receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection.

As of March 31, 2026, there are no outstanding receivables that require a reserve.

Fair Value Measurements:
The Company follows the guidance in FASB ASC 820, "Fair Value Measurement". Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occur in the principal market for the asset or liability, in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company characterizes its investments in securities based on the order of liquidity of the inputs used to value the investments into a three-level fair value hierarchy.

The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [level 1] and the lowest order of liquidity to unobservable inputs [level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

2. Summary of Significant Accounting Policies, Continued:

Fair Value Measurements, Continued:
Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market that the Company has the ability to access.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would use in pricing the investments.

As of March 31, 2026, the Company did not hold any securities.

Income Taxes:
The Company is organized as a limited liability company and is treated as a partnership for federal and applicable state income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level. In accordance with ASC 740, "Income Taxes," no provision for income taxes has been recorded in the accompanying financial statement. Taxable income or loss is allocated to the Member in accordance with the Company's operating agreement, and the Member is responsible for any income taxes attributable to such allocations. The Company is, however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue.

3. Related Party Transactions:

The Company has a management and expense-sharing agreement with the Member. As of March 31, 2026, the Company had no amounts owed to a related party.

The Company purchases services from Avila Marketing Group ("AMG"), which is owned by a direct relative of the Member. There were no amounts due to AMG as of March 31, 2026. Payment terms are consistent with those offered by AMG to its other significant customers and with those the Company receives from its other major vendors. Management has evaluated the pricing and other terms of these transactions and determined that they are on terms equivalent to those that would be obtained in arm's-length transactions with unrelated parties.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

4. Net Capital Requirements:

The Company complies with the SEC's uniform net capital rule (Rule 15c3-1), which mandates maintaining a minimum net capital level and restricts the ratio of total debt to net capital to 15-to-1. The rule also states that equity capital cannot be withdrawn or dividends paid if this would raise the net capital ratio above 10-to-1. As of March 31, 2026, the Company's net capital was $788,907, exceeding the required minimum by $688,907, with an aggregate indebtedness-to-net capital ratio of 6.01.

5. Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer comprising several classes of services, including investment banking fees and private placement. The Company has identified its Chief Executive Officer ("CEO as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the business results, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits and paying distributions. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole.

6. Commitments and Contingencies:

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

7. Subsequent Events:

The Company has evaluated whether any events or transactions occurred subsequent to the date of the financial statement through June 4, 2026, which is the date the financial statement was available to be issued. There were no subsequent events that required adjustment to or disclosure in the financial statement.